SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

AGA MEDICAL HOLDINGS, INC.

(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

008368102

(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

(763) 513-9227

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

Ryan C. Brauer, Esq.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits thereto and as may be amended and supplemented from time to time, the “Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 filed with the SEC on October 29, 2010, Amendment No. 2 filed with the SEC on November 8, 2010 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC on November 10, 2010 by AGA Medical Holdings, Inc., a Delaware corporation (the “Company”).

The Statement relates to the tender offer commenced by Asteroid Subsidiary Corporation, a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto and as may be amended and supplemented from time to time, the “Schedule TO”), initially filed with the SEC by Purchaser and Parent on October 20, 2010 and amended on October 29, 2010, November 8, 2010, November 10, 2010 and November 15, 2010 to purchase all of the issued and outstanding shares of Company common stock, par value $0.01 per share (the “Shares”) in exchange for (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of Parent, at the election of the participating stockholder (who may elect Cash Consideration for some Shares and Stock Consideration for others), and upon the terms and subject to the conditions set forth in Purchaser’s Prospectus/Offer to Exchange, which is part of the Registration Statement on Form S-4 (file no. 333-170045), initially filed by Parent on October 20, 2010, amended on November 8, 2010 and November 15, 2010, as well as the related Letter of Election and Transmittal that accompanied the Prospectus/Offer to Exchange. The Prospectus/Offer to Exchange and the form of Letter of Election and Transmittal are attached to the Statement as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Item 4.    The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by restating the section entitled “Projected Financial Information” as follows:

Projected Financial Information

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading “Opinion of Piper Jaffray & Co.” in this Item 4 of this Schedule 14D-9, the Company provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, the Company’s management’s internal non-public six-year financial forecasts regarding the Company’s anticipated future operations (the “Projections”).  The Company provided Piper Jaffray with a preliminary version of the Projections that was refined prior to the issuance of Piper Jaffray’s fairness opinion, including to update the 2010 projections with actual financial results for the quarter ended September 30, 2010, but there was only one set of Projections prepared by the Company and relied upon by Piper Jaffray.  The Company’s management also provided the Projections to the Company Board and to St. Jude Medical in connection with its due diligence review. Parent has informed the Company that it did not rely on these projections in any material respect in its analysis of the transaction.

The Projections were prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The Company has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Piper Jaffray for purposes of rendering its opinion and was also provided to the Company Board and Parent. The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, failure to implement the Company’s business strategy; failure to capitalize on the Company’s expected market opportunities; lack of regulatory approval and market acceptance of the Company’s new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company’s AMPLATZER occlusion devices; failure to complete the Company’s clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize the Company’s existing and future research and development programs; failure to protect the company’s intellectual property, in particular a failure to prevail on appeal in the Company’s Occlutech litigation; decreased demand for the Company’s products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in the Company’s annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from them. See “Forward-Looking Statements” on page 46.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Parent has stated publicly that it expects the Company to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Projected Financial Information

(dollar amounts are in millions; all amounts are approximate)

	Year ending December 31,
	2010	2011	2012	2013	2014	2015
Revenue(1)	$214	$252	$303	$392	$530	$716
Net income (loss)	$(12)	$21	$42	$77	$134	$207
Interest Expense, net (2)	$9	$8	$7	$4	$1	—
Provision for Income Tax	$(8)	$10	$21	$38	$66	$102
Litigation settlement expense	$32	—	—	—	—	—
Depreciation and Amortization	$25	$27	$24	$21	$18	$16
Stock Based Compensation	$6	$6	$7	$7	$8	$9
Other litigation expense	$2	—	—	—	—	—
EBITDA(3)	$54	$72	$100	$147	$227	$334
EBIT(4)	$21	$39	$70	$119	$201	$309
Capital Expenditures	$4	$6	$8	$8	$10	$10
Change in Net Working Capital (5)	$24	$7	$15	$18	$29	$38

(1)           Referred to as “Net sales” in the Company’s financial statements.

(2)           Defined as interest expense net of interest income.

(3)           Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation. 2010 EBITDA excludes the one-time $32 million litigation settlement expense and the one-time $2 million litigation expense.

(4)           Defined as net income before interest income, interest expense and provision for income tax. 2010 EBIT excludes the one-time $32 million litigation settlement expense.

(5)           Defined as changes in assets and liabilities, excluding reserves for legal matters and other long-term liabilities.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by the restatement of Exhibit (a)(1)(A) as follows;

(a)(1)(A)         Prospectus/Offer to Exchange, dated November 15, 2010, incorporated by reference to Amendment No. 2 to St. Jude Medical, Inc.’s Form S-4 filed on November 15, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGA MEDICAL HOLDINGS, INC.

By:	/s/ Ronald E. Lund
	Name:	Ronald E. Lund
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 15, 2010